Filed Pursuant to Rule 433
Registration No. 333-190911-06

Entergy Mississippi, Inc.

$100,000,000
First Mortgage Bonds,
3.75% Series due July 1~~, 20~~24

Final Terms and Conditions

March 18, 2014

Issuer:	Entergy Mississippi, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	March 18, 2014

Settlement Date (T+3):	March 21, 2014

Principal Amount:	$100,000,000

Coupon:	3.75%

Interest Payment Dates:	January 1 and July 1 of each year

First Interest Payment Date:	July 1, 2014

Maturity Date:	July 1, 2024

Optional Redemption Terms:	Make-whole call at any time prior to April 1, 2024 at a discount rate of Treasury plus 15 bps and, thereafter, at par

Benchmark Treasury:	2.75% due February 15, 2024

Spread to Benchmark Treasury:	+108 bps

Treasury Price / Yield:	2.674%

Yield to Maturity:	3.754%

Price to Public:	99.970%

Net Proceeds Before Expenses:	$99,320,000

Sole Book-Running Manager:	Goldman, Sachs & Co.

Co-Managers:	CastleOak Securities, L.P.
Drexel Hamilton, LLC
Mischler Financial Group, Inc.
Regions Securities LLC
Samuel A. Ramirez & Company, Inc.

CUSIP / ISIN:	29364N AS7 / US29364N AS71

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling Goldman, Sachs & Co. at 1-866-471-2526.